

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 7, 2023

Guy Adrian Robertson
Chief Executive Officer and Director
Fitell Corporation
23-25 Mangrove Lane
Taren Point, NSW 2229
Australia

> **Re: Fitell Corporation**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed June 21, 2023**
> **File No. 333-267778**

Dear Guy Adrian Robertson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1 filed June 21, 2023

Financial Statement Schedules, page II-1

1. We note that the audited financial statements of Fitell Corporation are older than 12 months. Please explain your consideration of Item 8.A.4 of Form 20-F and the corresponding instructions which indicates that, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing. Please note that audited financial statements not older than 15 months may be permitted if you are able to represent the following: The company is not required to comply with the 12-month requirement for the age of financial statements in any other jurisdiction outside the United States and complying with the 12-month requirement is impracticable or involves undue hardship. If you meet the above criteria, please provide a

representation from management which indicates you meet the criteria and file that representation as an exhibit to the amendment to this registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.

 You may contact Andi Carpenter at 202-551-3645 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark E. Crone, Esq.